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Exhibit (a)(1)(I)
[Website Email Page]

[links to Home, CEO Letter, Offer Document, Election Form, Q&A and Email sections of the website]


EMAIL PAGE

If you have any question(s) on the Offer, you can submit your question(s) by typing it below and hitting the submit button or by emailing your question to stockoptions@terayon.com.


Email Questions:



Submit